UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

Applied Genetic Technologies Corporation

(Name of Subject Company)

Applied Genetic Technologies Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03820J 100

(CUSIP Number of Common Stock)

Susan B. Washer

President and Chief Executive Officer

Applied Genetic Technologies Corporation

14193 NW 119th Terrace, Suite 10

Alachua, Florida 32615

(386) 462-2204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stacie S. Aarestad Ryan M. Rourke Reed Foley Hoag LLP 155 Seaport Boulevard Boston, MA 02110 (617) 832-1000	Hope R. D’Oyley-Gay General Counsel Applied Genetic Technologies Corporation One Kendall Square, 1400W, Suite 14102 Cambridge, MA 02139 (617) 843-5728

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 26, 2022, by Applied Genetic Technologies Corporation (the “Company”), a Delaware corporation (together with the exhibits thereto and as it may be amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Alliance Acquisition Sub Inc., a Delaware corporation (the “Purchaser”), a wholly-owned subsidiary of Alliance Holdco Limited, a private limited company organized under the laws of England and Wales (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company for: (1) $0.34 per share of Common Stock, without interest and less any applicable withholding taxes; and (2) one contingent value right (each a “CVR”) per share of common stock representing the right to receive potential milestone payments, currently estimated to be up to approximately $0.73 per CVR in the aggregate (without interest and less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 26, 2022, and the related letter of transmittal, as each may be amended or supplemented from time to time.

Capitalized terms used but not otherwise defined in this Amendment No. 7 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 7, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 7.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new subsection immediately prior to the section captioned “Forward-Looking Statements”:

“Final Results of the Offer and Completion of the Merger

The Offer and withdrawal rights thereunder expired as scheduled at 5:00 p.m., Eastern Time, on November 30, 2022, and the Offer was not extended. The depositary and paying agent for the Offer has advised Parent and Purchaser that, as of the Expiration Time, an aggregate of 36,359,379 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 53.0% of Shares and Company RSUs outstanding as of the Expiration Time of the Offer. In addition, the depositary and paying agent for the Offer advised that notices of guaranteed delivery have been delivered with respect to 1,541,513 additional Shares, representing approximately 2.25% of the Oustanding Shares and Company RSUs as of the Expiration Time of the Offer. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but were not yet “received” as such term is defined in Section 251(h)(6)(f) of the DGCL)) satisfied the Offer Condition (as defined in the Merger Agreement). As each of the Offer Conditions have been satisfied (or validly waived by the Parent and Purchaser), Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

In accordance with the Merger Agreement, Purchaser consummated the Merger on November 30, 2022, without a vote of the Company’s stockholders and in accordance with Section 251(h) of the DGCL, upon completion of which the Company became a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held by the Company (or held in the treasury of the Company), (ii) held by Syncona or any other direct or indirect wholly owned subsidiary of Syncona or (iii) held by stockholders who have properly exercised and perfected their demands for appraisal rights of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) was cancelled and converted into the right to receive the Merger Consideration. Shares described in clauses (i) and (ii) will be automatically cancelled and retired and will cease to exist at the Effective Time and will not be exchangeable for the Merger Consideration. Shares described in clause (iii) entitle their holders only to the rights granted to them under Section 262 of the DCGL.

At or as promptly as practicable following the Effective Time, Parent intends to cause the Surviving Corporation to delist the Shares from The Nasdaq Global Market, terminate the registration of Shares under the Exchange Act and suspend the Surviving Corporation’s reporting obligations under the Exchange Act.

On December 1, 2022, the Company issued a press release announcing the expiration and results of the Offer. The press release is filed as Exhibit (a)(5)(H) to the Schedule TO and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(32)	Press Release issued by the Company, dated December 1, 2022 (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 3 to the Schedule TO, filed December 1, 2022).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2022	APPLIED GENETIC TECHNOLOGIES CORPORATION

	By:	/s/ Susan B. Washer
	Name:	Susan B. Washer
	Title:	President and Chief Executive Officer

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